

January 13, 2011

Mr. Alex Waldemar Zornig
Chief Financial Officer
Tele Norte Leste Participações S.A.
Rua Humberto de Campos
425/8 ˚ andar-Leblon
22430-190 Rio de Janeiro, RJ, Brazil

Re: **Tele Norte Leste Participações S.A.**
                   Form 20-F for Fiscal Year Ended December 31, 2009
                   Filed July 1, 2010
                   File No. 1-14487

Dear Mr. Zornig:

      We have reviewed your response letter dated December 15, 2010 and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Note 21 – Loans and financing, page F-56

(e) Covenants, page F-61

1. We note your response to comment one from our letter dated November 23, 2010. We would like to know more about the cross-acceleration provisions of your non JBIC loan agreement(s), including, for example, the specific events which trigger the lenders' right to require immediate repayment of the outstanding balance, identification of the party responsible for notifying you when a triggering event occurs, and any option the lenders have to grant you waivers. Please describe these provisions and provide us with the relevant excerpts from your loan document(s). Please confirm, if true, that none of these cross-acceleration triggering events occurred at December 31, 2009 or subsequently.

Note 34 – Summary of the differences between Brazilian GAAP and US GAAP, page F-120

(a) Business combinations, page F-120

Acquisition of TNCP (Amazonia), page F-122

2. We note your response to comment three from our letter dated November 23, 2010. It is still unclear to us why you have assigned no value to regulatory licenses for US GAAP. Tell us the nature of these intangible assets and the method you used to determine their value under US GAAP.

Acquisition of BrT, page F-122

3. We remain confused by your response to comment five from our letter dated November 23, 2010. The table in your response to comment twelve from our letter dated September 24, 2010 indicates that the change in the accrual for provisions from January 1, 2009 to December 31, 2009 for Brazilian GAAP was $R2,264. Therefore, it is still unclear to us why your income statement adjustment was R$1,611 rather than R$2,264. Please advise.

Note 35 – Net income reconciliation of the differences between Brazilian GAAP and US GAAP, page F-147

4. We note your response to comment six from our letter dated November 23, 2010. In your reconciliation of net income for the year ended December 31, 2009, please explain for us in more detail why you have attributed the bargain purchase gain on business combination of R$6,591 and the recognition of accumulated loss on available for sale securities of R$(1,132) to Telemar, while the other adjustments related to your acquisition of Brasil Telecom are attributed to Coari. Similarly, tell us your basis for treating the reversal of the provision for contingencies recorded under Brazilian GAAP of R$1,611 as an increase to income attributable to non-controlling shareholders for US GAAP.

        Please file all correspondence over EDGAR. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                            Sincerely,

                                            Larry Spirgel
                                            Assistant Director